SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Telesp Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Telesp Celular Participações S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised:
(a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders’ equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 11, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

José Domingos do Prado
Engagement Partner

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	2003	2002	2003	2002

CURRENT ASSETS
Cash and cash equivalents	564	477	1.158.849	17.803
Trade accounts receivable, net	-	-	1.212.474	542.476
Receivables from subsidiaries and affiliates	45.899	150.519	22.308	16.256
Inventories	-	-	157.296	147.670
Deferred and recoverable taxes	2.598	127.704	595.745	398.768
Prepaid expenses	3.186	-	92.689	55.422
Derivatives	562.123	13.007	912.612	15.870
Other assets	239	129	82.155	3.904
	614.609	291.836	4.234.128	1.198.169

NONCURRENT ASSETS
Trade accounts receivable, net	-	-	-	11.867
Receivables from subsidiaries	470.558	442.005	-	-
Deferred and recoverable taxes	207.604	419	893.632	914.833
Derivatives	9.224	531.232	452.677	1.738.242
Prepaid expenses	1.815	-	24.338	11.191
Other assets	1.946	-	74.426	4.427
	691.147	973.656	1.445.073	2.680.560

PERMANENTE ASSSETS
Investments	6.861.772	5.133.222	2.291.311	722.762
Property, plant and equipment, net	897	906	5.234.280	4.770.670
Deferred charges, net	-	-	268.522	282.224
	6.862.669	5.134.128	7.794.113	5.775.656

TOTAL ASSETS	8.168.425	6.399.620	13.473.314	9.654.385

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES
Payroll and related accruals	725	490	69.065	37.436
Trade accounts payable	12.942	16.332	1.254.990	546.438
Taxes payable	644	3.338	254.378	141.720
Loans and financing	2.999.963	698.563	3.993.316	2.068.070
Interest on capital and dividends payable	4.595	5.877	107.322	9.570
Reserve for contingencies	51.082	-	126.145	36.590
Derivatives	166.564	20.623	322.854	83.183
Payables to subsidiaries and affiliates	22.841	27.904	27.817	27.904
Deferred revenues	-	-	110.158	4.410
Other liabilities	-	-	27.561	67.499
	3.259.356	773.127	6.293.606	3.022.820

LONG-TERM LIABILITIES
Loans and financing	1.466.208	1.539.886	2.285.876	2.392.731
Reserve for contingencies	-	-	153.482	100.275
Taxes payable	-	-	182.813	118.720
Payables to subsidiaries and affiliates	15.555	76.497	-	-
Accrued pension plan liability	-	-	3.187	1.750
Derivatives	33.992	-	39.659	-
Other liabilities	-	-	546	7.979
	1.515.755	1.616.383	2.665.563	2.621.455

MINORITY INTEREST	-	-	1.120.705	-

SHAREHOLDERS' EQUITY
Capital	4.373.661	4.373.661	4.373.661	4.373.661
Capital reserves	1.089.879	1.067.796	1.089.879	1.067.796
Accumulated deficit	(2.070.379)	(1.431.500)	(2.070.379)	(1.431.500)
	3.393.161	4.009.957	3.393.161	4.009.957

FUNDS FOR CAPITALIZATION	153	153	279	153

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8.168.425	6.399.620	13.473.314	9.654.385

The acompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated (*)
	2003	2002	2003 (**)	2002
GROSS REVENUES
Telecommunication services		-	6.300.290	3.634.347
Sales of products		-	1.563.153	717.850
	-	-	7.863.443	4.352.197

Deductions	-	-	(1.817.066)	(937.206)

NET OPERATING REVENUE	-	-	6.046.377	3.414.991
Cost of services provided	-	-	(1.798.240)	(1.190.477)
Cost of products sold	-	-	(1.222.293)	(548.907)

GROSS PROFIT	-	-	3.025.844	1.675.607

OPERATING (EXPENSES) INCOME
Selling expenses	-	-	(1.264.873)	(526.871)
General and administrative expenses	(18.578)	(10.196)	(561.302)	(343.220)
Other operating expenses	(136.138)	(57)	(329.711)	(75.983)
Other operating income	5.915	15.617	184.364	36.150
Equity pick-up	135.455	(640.215)	-	(890.706)
	(13.346)	(634.851)	(1.971.522)	(1.800.630)

INCOME (LOSS) FROM OPERATIONS BEFORE
FINANCIAL EXPENSES, NET	(13.346)	(634.851)	1.054.322	(125.023)
Financial expenses	(1.378.327)	(1.250.674)	(2.561.966)	(2.443.391)
Financial income	751.483	915.610	1.334.333	1.634.969

LOSS FROM OPERATIONS	(640.190)	(969.915)	(173.311)	(933.445)
Nonoperating income (expenses), net	(44)	-	(25.658)	10.005

LOSS BEFORE TAXES AND EXTRAORDINARY CHARGE	(640.234)	(969.915)	(198.969)	(923.440)
Extraordinary charge	-	(170.846)	-	(170.846)

LOSS BEFORE TAXES AND MINORITY INTEREST	(640.234)	(1.140.761)	(198.969)	(1.094.286)
Income and social contribution taxes	-	-	(277.945)	(46.475)
Minority interest	-	-	(257.749)	-

LOSS BEFORE REVERSAL OF INTEREST ON CAPITAL	(640.234)	(1.140.761)	(734.663)	(1.140.761)
Reversal of interest on capital	-	-	94.129	-

NET LOSS	(640.234)	(1.140.761)	(640.534)	(1.140.761)
LOSS PER THOUSAND SHARES - R$	(0,5464)	(0,9735)

(*) As of December 31, 2002, the balances related to Global Telecom S.A. and Tele Centro Oeste Celular Participações S.A. were not
(*) consolidated.
(*) The Company's investment in GT is carried under the equity method. The Company acquired TCO in April 2003.
(**) Includes 12 months of GT's operations and 8 months of TCO's operations.
The acompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Capital	Capital reserves		Accumulated deficit	Total
		Special premium	Premium

BALANCES DECEMBER 31, 2001	1.873.347	1.065.044	99.710	(295.454)	2.742.647

Capital contribution in cash	2.403.356	-	-	-	2.403.356
Transfer of special premium reserve	96.958	(96.958)	-	-	-
Expired dividends - 1998	-	-	-	4.715	4.715
Net loss	-	-	-	(1.140.761)	(1.140.761)

BALANCES DECEMBER 31, 2002	4.373.661	968.086	99.710	(1.431.500)	4.009.957

Expired dividends - 1999	-	-	-	1.355	1.355
Adjustment of income and social contribution tax rate on special premium reserve	-	22.083	-	-	22.083
Net loss	-	-	-	(640.234)	(640.234)

BALANCES DECEMBER 31, 2003	4.373.661	990.169	99.710	(2.070.379)	3.393.161

The acompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated
	2.003	2.002	2.003	2.002

SOURCE OF FUNDS
From operations (see below)	-	-	965.604	792.923
Capital contribution	-	2.403.356	-	2.403.356
From shareholders		2.403.356		2.403.356
Dividends received	415.670	159.992		-
Expired interest on capital and dividends	1.355	4.715	1.355	4.715
Financing of deferred taxes - long term	-	-	58.334	-
Receivables from subsidiary	27.864	448.037	-	-
Loans and financing	1.907.238	-	1.907.238	-
Working capital balances - TCO	-	-	744.716	-
Transfer from permanent to current assets	-	-	-	37.800
Transfer from noncurrent to current assets	464.797	-	1.329.554	26.898
Other sources	2.816.924	612.744	4.041.197	69.413

Total sources	2.816.924	3.016.100	5.006.801	3.265.692

USE OF FUNDS
In operations (see below)	784.897	247.567	-	-
Other investments	34	35	34	35
Payment of interest on capital and expired dividends to minority shareholders	-	-	92.249	-
Additions to property, plant and equipment	326	93	708.639	327.285
Increase in deferred charges	-	-	235	46.642
Advance for future capital increase	-	319.393	-	319.393
Acquisition of interest in affiliates	395.782	2.310.878	395.782	2.310.878
Premium paid on acquisition of interest in affiliates	1.656.127	290.282	1.656.127	290.282
Acquisition of interest in premium reserve - TCO	25.436	-	25.436	-
Transfer from long-term to current liabilities	1.905.899	-	2.151.190	-
Working capital balances - GT	-	-	-	66.397
Transfer from current to noncurrent assets	4.694	419	4.694	825.368
Credits granted to GT	-	442.005	-	531.439
Deferred taxes	207.185	-	178.581	-
Prepaid expenses	-	-	28.661	-
Total uses	4.980.380	3.610.672	5.241.628	4.717.719

DECREASE IN WORKING CAPITAL	(2.163.456)	(594.572)	(234.827)	(1.452.027)

REPRESENTED BY
Current assets:
Beginning of year	291.836	189.851	1.198.169	947.145
End of year	614.609	291.836	4.234.128	1.198.169
Increase	322.773	101.985	3.035.959	251.024

Current liabilities:
Beginning of year	773.127	76.570	3.022.820	1.319.769
End of year	3.259.356	773.127	6.293.606	3.022.820
Increase	2.486.229	696.557	3.270.786	1.703.051

DECREASE IN WORKING CAPITAL	(2.163.456)	(594.572)	(234.827)	(1.452.027)

FUNDS PROVIDED BY (USED IN) OPERATIONS
Net loss	(640.234)	(1.140.761)	(640.234)	(1.140.761)
Equity pick-up	(135.455)	640.215	-	890.706
Minority interest	-	-	257.749	-
Depreciation and amortization	95.129	130	1.220.731	685.315
Monetary and exchange variations on long-term liabilities	(75.016)	618.533	(118.260)	816.419
Exchange variation on noncurrent assets	(40.978)	(531.133)	198.271	(676.772)
Expired dividends (subsidiary)	(4.494)	(5.397)	-	-
Increase (decrease) in provision for contingencies	-	-	(56.165)	8.644
Interest on long-term derivatives	15.755	-	15.755	-
Increase (decrease) in accrued pension plan liability	-	-	(1.373)	444
Deferred taxes	-	-	46.440	24.948
Disposal of property, plant and equipment	276	-	42.690	13.134
Income from merger of holding companies	120	-	-	-
Provision for losses on investments	-	170.846	-	170.846
Items not affecting working capital	(144.663)	893.194	1.605.838	1.933.684

Total	(784.897)	(247.567)	965.604	792.923

The acompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

1. OPERATIONS

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company which, as of December 31, 2003, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is wholly-owned by Brasilcel N.V.

Brasilcel N.V. is controlled by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. (“TC”), and, as of December 27, 2002, Global Telecom S.A. (“GT”), which provide, through authorizations or concessions, wireless communication services in the States of São Paulo, Paraná and Santa Catarina, including related services.

The Company is also the controlling shareholder of Tele Centro Oeste Celular Participações S.A. (“TCO”), which in turn is the controlling shareholder of the following operators:

Operator	Interest held by TCO - %	Operating area	Expiration dateof concession/authorization

Telegoiás Celular S.A.	97.14	Góias and Tocantins	10/29/08
Telemat Celular S.A.	97.83	Mato Grosso	03/30/09
Telems Celular S.A.	98.54	Mato Grosso do Sul	09/28/09
Teleron Celular S.A.	97.23	Rondônia	07/21/09
Teleacre Celular S.A.	98.35	Acre	07/15/09
Norte Brasil Telecom S.A. (NBT)	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/13

TCO also owns TCO IP S.A. (“TCP IP”), which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the subsidiaries, including related services and tariffs, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 and February 3, 2003, ANATEL and the subsidiaries TC, GT and TCO and their subsidiaries signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the Federal Official Gazette on December 12, 2002 and February 5, 2003.

Authorizations granted to the subsidiaries TC and GT are valid for the remaining periods of the concessions previously granted and currently replaced, to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for 15 years, on a chargeable basis.

Authorizations granted to TCO and its subsidiaries are valid for the remaining period of the concessions previously granted and currently replaced, and may be renewed once for 15 years, on a chargeable basis. The concession previously granted to TCO expires on July 24, 2006 (see expiration dates of concession of TCO’s subsidiaries in the table above).

On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, according to SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

Acquisition of equity interests - TCO

On April 25, 2003, under the terms of the Contract for Purchase and Sale of Shares, the control of TCO was transferred to the Company. As of that date, TCP became the holder of 64.03% of the voting capital and 20.69% of the total capital of TCO.

The price of the controlling shares, plus interest provided for under the final contract, was approximately R$1,506 million, equivalent to R$19.48719845 per thousand common shares, of which approximately R$1,356 million was paid to the sellers and the remaining balance will be paid in installments under the terms and conditions of the final contract.

On September 30, 2003, the Brazilian Securities Commission (CVM) approved the purchase of common shares of TCO in an operation concluded on November 18, 2003, which resulted in the acquisition of 26.70% of the voting capital of TCO (8.62% of total capital) for the amount of R$538.8 million. After this acquisition, TCP became the holder of 90.73% of the voting capital of TCO (29.31% of total capital).

Merger of GT’s holding companies

On December 27, 2002, the Company purchased the remaining 51% of the common shares (17% of total capital) of the holding companies Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (GTPS) which together held the controlling interest in Global Telecom S.A.

As of March 31, 2003, the Company, seeking to minimize administrative and financial costs, merged these holding companies into GT, in which the merged net assets amounted to R$276 million. With this operation, the Company became the direct owner of Global Telecom S.A.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include:

• As of December 31, 2003, balances and transactions of the subsidiaries TC and GT (which became a subsidiary on December 27, 2002), of TCO (which became a subsidiary on April 25, 2003) and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. TCO’s results for the year comprise only the months from May to December 2003.

• As of December 31, 2002, balances and transactions of the subsidiary TC and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. GT’s results for the year are reflected in the statement of operations under the equity method.
In consolidation, all intercompany balances and transactions have been eliminated.
The financial statements as of December 31, 2002 have been reclassified, where applicable, for comparability.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Represent available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus income earned to the balance sheet date.

b) Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of cellular handsets and accessories.

c) Allowance for doubtful accounts

Allowance is made for those receivables for which recoverability is considered remote.

d) Foreign currency transactions

Recorded at the exchange rate in effect on the date of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange variations and premiums related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

e) Inventories

Consist of cellular handsets and accessories stated at average acquisition cost. An allowance was recognized to adjust, to net realizable value, the cost of handsets and accessories considered obsolete or in quantities greater than those usually sold in a reasonable period of time.

f) Prepaid expenses

Stated at amounts disbursed for expenses not yet incurred.

g) Other assets

Effective 2003, the subsidy on sales of terminals to dealers has been deferred and recorded in income as terminal activation occurs, generating a positive effect on income of approximately R$15 million, net of taxes.

h) Investments

Permanent investments in affiliates and subsidiaries are accounted for under the equity method. The financial statements of indirect subsidiaries based abroad are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

i) Property, plant and equipment

Stated at acquisition or construction cost, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. Interest on loans for financing construction in progress is capitalized as part of the cost of the asset. Costs incurred for repairs and maintenance that represent improvements, increase capacity or extend the useful life of the assets are capitalized. All other routine costs are charged to income.

j) Deferred charges

Preoperating expenses were recorded as formation cost of GT, NBT and TCO IP, amortized under the straight-line method over a period of ten years for GT and NBT, and five years for TCP IP.

The goodwill recognized on the acquisition of Ceterp Celular S.A. by TC on November 27, 2000 is being amortized over ten years.

Goodwill amounts related to own stores were recorded as deferred charges and amortized over the term of the agreements.

k) Income and social contribution taxes

Calculated and recorded based on the tax rates in effect on the balance sheet date, on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recorded by the subsidiaries TC and TCO as assets, based on the assumption of future realization.

l) Loans and financing

Updated for monetary and/or exchange variations plus interest accrued to the balance sheet date.

m) FISTEL fee

FISTEL (Telecommunication Inspection Fund) fees related to activations of new customers, paid monthly during the year, are deferred and amortized over a period of 24 months, the estimated customer “loyalty” period.

n) Reserve for contingencies

Recognized based on the opinions of legal counsel and management as to the likely outcome of the outstanding matters, updated to the balance sheet date for the amounts of probable losses considering the nature of each case.

o) Accrued pension plan

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses were recorded in income (Note 28).

p) Revenue recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues from billing date to monthend are estimated and recognized as revenues during the month in which the service is provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used, except in 2002, when they were recognized upon sale. The effect of this change had a negative impact on income for 2003 of approximately R$ 62 million.

q) Financial income (expenses)

Represents interest earned (incurred) and monetary and exchange variations resulting from temporary cash investments, loans and financing obtained or granted. Exchange gains and losses on forward contracts and swaps are included.

r) Derivatives

The Company and its subsidiaries have certain foreign exchange forward and swap contracts in order to manage exposure to fluctuations in exchange rates and interest rates for cash flows in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet; the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated exclusively based on the contractual conditions and recorded as financial income or expenses.

s) Profit sharing

Provisions are recorded for employee profit sharing.

t) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from the estimates.

u) Loss per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	2003	2002	2003	2002

Cash and banks	564	477	94,800	15,853
Temporary cash investments	-	-	1,064,049	1,950

Total

	564	477	1,158,849	17,803

Temporary cash investments refer principally to fixed income bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

5.  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	2003	2002

Unbilled amounts	204,302	111,206
Billed amounts	447,387	214,958
Interconnection	353,272	143,899
Products sold	343,354	204,415
Allowance for doubtful accounts	(135,841)	(120,135)

Total

	1,212,474	554,343

Current	1,212,474	542,476
Noncurrent	-	11,867

As of December 31, 2002 , noncurrent receivables refer to receivables from sales of "Peg&Fale" (take and talk) sets. These receivables are realized through card renewals by "Peg&Fale" service customers and are shown net of the allowance for doubtful accounts, calculated based on past card renewals.

Changes in the allowance for doubtful accounts were as follows:

	Consolidated
	2003	2002

Beginning balance	120,135	103,642
Provision for doubtful accounts charged to selling expense	85,460	68,329
Inclusion of Global Telecom S.A.	-	10,302
Inclusion of Tele Centro Oeste Celular Participações S.A.	29,597	-
Write-offs	(99,351)	(62,138)
Ending balance	135,841	120,135

6. INVENTORIES

	Consolidated
	2003	2002

Digital handsets	167,100	169,248
Other	19,184	2,442
Allowance for obsolescence	(28,988)	(24,020)
Total	157,296	147,670

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	2003	2002	2003	2002

Prepaid income and social contribution taxes	146,759	11,302	229,481	50,097
Withholding income tax	61,021	116,402	116,216	117,193
Recoverable ICMS (State VAT)	-	-	140,536	104,776
Recoverable PIS and COFINS (taxes on revenue) and other	2,003	-	2,679	1,645
Recoverable taxes	209,783	127,704	488,912	273,711
ICMS on sales to be recognized	-	-	30,635	-
Deferred income and social contribution taxes	419	419	969,830	1,039,890
Total	210,202	128,123	1,489,377	1,313,601

Current	2,598	127,704	595,745	398,768
Noncurrent	207,604	419	893,632	914,833

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	2003	2002	2003	2002

Merged tax credit (corporate restructuring)	-	-	642,272	728,742
Merged TCO tax credit	-	-	21,943	-
Tax loss carryforwards	419	419	157,817	116,114
Allowance reserve for:
Inventory obsolescence	-	-	8,005	7,123
Contingencies	-	-	59,125	42,631
Doubtful accounts	-	-	31,628	29,030
Network costs and customer discounts - Peg&Fale	-	-	-	16,619
Deferred sales	-	-	6,478	-
Derivative transactions	-	-	7,211	90,690
Profit sharing program	-	-	6,845	4,904
Other	-	-	28,506	4,037
Total deferred taxes	419	419	969,830	1,039,890

Current	-	-	351,648	173,323
Noncurrent	419	419	618,182	866,567

Deferred taxes have been recorded based on the assumption of future realization, as follows:

a) Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in two years.

b) The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 29) and is realized as goodwill is amortized, over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period. The merged tax credit of the subsidiary TCO is being realized proportionally to the goodwill amortization and will be recovered by December 2004.

c) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies approved by the Board of Directors indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. The Company expects to recover the tax credits as follows:

Year	Consolidated

2004	351,648
2005	163,479
2006	137,672
2007	108,553
2008 and 2009	208,478
Total	969,830

CVM Resolution No. 371 determines that periodic studies must be carried out to support maintaining the amounts recorded. The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projected taxable income to be generated in the short term.

8. PREPAID EXPENSES

	Company		Consolidated
	2003	2002	2003	2002

FISTEL fees	-	-	49,223	30,457
Financial charges	5,001	-	7,142	712
Commercial incentives	-	-	13,123	34,504
Advertising	-	-	35,239	-
Rentals	-	-	9,222	-
Other	-	-	3,078	940
Total	5,001	-	117,027	66,613

Current	3,186	-	92,689	55,422
Noncurrent	1,815	-	24,338	11,191

9. OTHER ASSETS

	Company		Consolidated
	2003	2002	2003	2002

Prepaid subsidies for products	-	-	22,448	-
Advance for purchase of shares	-	-	44,461	-
Credits with suppliers	-	-	49,491	1,535
Escrow deposits	-	-	27,964	4,277
Tax incentives	-	-	30	30
Advances to employees	-	81	5,695	1,132
Other	2,185	48	6,492	1,357
Total	2,185	129	156,581	8,331

Current	239	129	82,155	3,904
Noncurrent	1,946	-	74,426	4,427

10. INVESTMENTS

a) Investments in subsidiaries

	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)
Investee

Telesp Celular S.A.	100	-	100
Global Telecom S.A.	100	100	100
Tele Centro Oeste Celular Participações S.A.	90.73	-	29.31

The interest in TCO is calculated considering capital less treasury shares.

b) Number of shares held

	In thousands
Investee	Common	Preferred	Total

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	109,462,233	-	109,462,233

c) Information on subsidiaries

	Shareholders' equity - 12.31.03	Shareholders' equity - 12.31.02	Net income (loss) for the year ended 12.31.03	Net income (loss) for the year ended 12.31.02
Investee

Telesp Celular S.A.	3,417,322	3,274,152	495,172	250,491
Global Telecom S.A.	988,686	911,935	(436,020)	(771,143)
Daini	-	397,526	-	(582,669)
Globaltelcom	-	74,455	-	(121,316)
GTPS	-	29,839	-	(67,340)
TCO	1,556,086	-	463,408	-

d) Components and changes

The Company’s investments are comprised of equity interests in the capital of the subsidiaries TC, GT and TCO, as well as goodwill and advances for future capital increase, reserve for investment losses and other investments, as shown below:

	Company		Consolidated
	2003	2002	2003	2002

Investments in subsidiaries	4,647,772	4,111,464	-	-
Goodwill paid on investment acquisitions	2,638,076	875,830	2,740,632	1,172,308
Advances for future capital increase	25,436	595,474	-	-
Reserve for investment losses (*)	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	103	69	294	69
Investment balance	6,861,772	5,133,222	2,291,311	722,762

(*) As a result of the operating losses incurred by GT and its negative net assets as of December 31, 2002 and 2001, TCP recognized a reserve for losses on investments in the amount of R$449,615.

Changes in investment balances for the years ended December 31, 2003 and 2002 are as follows:

	Company
	2003		2002
	Investment	Reserve for excess of liabilities over assets	Investment	Reserve for excess of liabilities over assets

Investments, net of reserve for loss	5,133,222	-	3,761,150	(582,860)
Equity pick-up (*)	135,455	-	250,491	(890,706)
Interest on capital and dividends	(415,670)	-	(159,992)	-
Goodwill paid on investment acquisitions	1,656,127	-	290,282	-
Amortization of goodwill paid on investment acquisitions	(95,071)	-	-	-
Advances for future capital increase	25,436	-	319,393	-
Investments in subsidiaries	395,782	-	837,312	1,473,566
Interest on capital and expired dividends (subsidiary)	4,494	-	5,397	-
Reserve for investment losses	-	-	(170,846)	-
Other investments	34	-	35	-
Increase in investment in subsidiary	22,083	-	-	-
Merger of holding companies	(120)	-	-	-
Ending balance	6,861,772	-	5,133,222	-

(*) In 2002, equity pick-up refers to 100% of the results of TC and GT.

In 2003, equity pick-up refers to 100% of the results of TC and GT, 20.69% of the results of TCO from May to October 2003, and 29.61% of the results of TCO from November to December 2003.

The goodwill paid on the acquisition of GT, in the amount of R$1,077,022, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

The goodwill paid on the acquisition of TCO amounted to R$1,656,127, of which R$1,478,458 was based on the expectation of future profitability and will be amortized over ten years. The remaining balance was based on asset appreciation of real properties and operating licenses and will be amortized over the remaining useful life of these assets.

11. PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rate - %	Consolidated
		2003			2002
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	4 to 20	4,007,341	(2,328,027)	1,679,314	1,596,833
Switching equipment	10 to 16.67	1,548,860	(753,871)	794,989	717,369
Infrastructure	2.86 to 20	1,227,225	(438,993)	788,232	740,053
Land	-	47,937	-	47,937	39,851
Software use rights	20	1,005,943	(457,785)	548,158	511,818
Buildings	2.86 to 4	165,928	(29,863)	136,065	110,133
Terminals	50 to 66.67	200,982	(133,155)	67,827	54,510
Concession license	6.67	976,476	(368,586)	607,890	625,913
Other assets	4 to 20	328,359	(170,095)	158,264	167,277
Assets and construction in progress	-	405,604	-	405,604	206,913
Total		9,914,655	(4,680,375)	5,234,280	4,770,670

Starting January 1, 2003, the useful life of terminals was reduced to 18 months, in order to better reflect the state of operations. The effect of this reduction in 2003 represented an increase in depreciation expense of R$34,854, compared to the previous year.

In 2003, financial expenses in the amount of R$1,655 (R$10,331 in 2002) on loans and financing for construction in progress were capitalized.

12. DEFERRED CHARGES

	Consolidated
	Annual amortization rate - %	2003	2002

Preoperating costs:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	184,430
General and administrative expenses	10	71,624	43,633
		353,251	308,559

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill (commercial locations)	(*)	12,109	10,460
		449,625	403,284

Accumulated amortization:
Preoperating costs		(149,935)	(100,489)
Goodwill - Ceterp Celular S.A.		(25,982)	(17,555)
Goodwill		(5,186)	(3,016)
		(181,103)	(121,060)
Total		268,522	282,224

(*) According to contractual terms.

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	2003	2002	2003	2002

Suppliers	12,872	16,202	1,022,108	478,563
Interconnection	-	-	58,082	48,055
Amounts to be transferred - SMP (*)	-	-	140,935	-
Other	70	130	33,865	19,820

Total

	12,942	16,332	1,254,990	546,438

(*) Refers to long-distance services to be passed on to the operators due to the migration to SMP (Note 1).

14. TAXES PAYABLE

Of the long-term portion: (a) R$155,149 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments. This agreement stipulates the due date of ICMS as the 49th month following that in which the ICMS is determined, among other benefits, and (b) R$9,972 refers to ICMS - “Programa Teleproduzir” arising from an agreement made with the Goiás State Government, for deferral of ICMS payments. This agreement stipulates that the ICMS used as a tax credit will be paid in 84 monthly installments, with a grace period of 12 months from the date of final credit use.

	Company		Consolidated
	2003	2002	2003	2002

State VAT (ICMS)	-	-	291,620	178,992
Income and social contribution taxes	-	-	3,544	24,671
Taxes on revenue (PIS and COFINS)	-	2,540	51,637	45,829
FISTEL fees	-	-	73,409	6,519
FUST and FUNTTEL	-	-	3,902	2,588
Other taxes	644	798	13,079	1,841
Total	644	3,338	437,191	260,440

Current	644	3,338	254,378	141,720
Long term	-	-	182,813	118,720

15. LOANS AND FINANCING

a) Composition of debt

Description

Currency

		Annual charges	Company		Consolidated
			2003	2002	2003	2002

Financial institutions:
Finimp with debt assumption	US$	4.78% to 14.06%	44,538	-	105,880	-
Compror	US$	15% to 25.9%	-	-	18,818	57,560
BNDES	R$	TJLP + 3.5% to 4% (*)	-	-	635,670	605,020
BNDES	UMBND	3.5% to 3.6%	-	-	78,625	93,677
Working capital	R$	110% to 118% of CDI	-	410,000	-	427,000
Resolutions No. 63 and No. 2,770	US$	3% to 16.83%	1,420,422	268,956	1,615,545	371,547
Resolution No. 63		¥1.3%	306,927	-	306,927	-
Export Development Corporation - EDC	US$	3.90% to 5.0% + Libor	-	-	125,509	-
Floating rate notes	US$	6.75%	433,380	-	433,380	-
Debentures	R$	104.6% of CDI	506,750	-	506,750	-
Debt assumption	US$	Libor + 2% to 7%	-	-	29,705	-

Suppliers:
NEC do Brasil	US$	7.30%	-	-	15,657	28,721

Affiliated companies:
Commercial paper	US$	9.5%	-	-	346,704	423,996
Resolution No. 4,131		€7.0% + Euribor	-	-	-	164,959
Resolution No. 4,131	US$	13.25%	-	-	260,028	706,660
Floating rate notes		€7.0% + Euribor	1,518,830	1,539,886	1,518,830	1,539,886

Investment acquisition - TCO	R$	2 to 4.5% p.a. + 108% to 110% of CDI	149,858	-	149,858	-
Other	R$	Column 20 FGV	-	-	1,845	-

Accrued interest			85,466	19,607	129,461	41,775
Total			4,466,171	2,238,449	6,279,192	4,460,801

Current			2,999,963	698,563	3,993,316	2,068,070
Long term			1,466,208	1,539,886	2,285,876	2,392,731

(*) In case the long-term interest rate (TJLP) exceeds 10% p.a., the spread will be 6%.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

	2003
	Company	Consolidated

2005	959,458	1,273,900
2006	-	151,973
2007	-	856,407
2008	506,750	3,596
Total	1,466,208	2,285,876

c) Restrictive clauses

GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which at December 31, 2003 was R$263,352. As of that date, various loan covenants were not being complied with by GT. No adjustment related to this matter was reflected either by GT or by TCP, since waivers on noncompliance with these covenants have been obtained through December 31, 2004.

TCO has loans with the BNDES and with the Export Development Corporation (EDC), the balances of which at December 31, 2003 were R$187,054 and R$125,509, respectively. As of that date, TCO was in compliance with the various loan covenants.

d) Hedges

As of December 31, 2003, the Company and its subsidiaries have exchange contracts in the amounts of US$1,129,314,000, ¥11,363,024,000 and €438,050,000 to hedge against exchange rate fluctuations on foreign currency obligations. At December 31, 2003, the Company and its subsidiaries recognized accumulated net unrealized gains of R$1,002,776 (R$1,670,929 at December 31, 2002) on these hedges, represented by a balance of R$1,365,289 (R$1,754,112 at December 31, 2002) in assets, of which R$912,612 (R$15,870 at December 31, 2002) was in current and R$452,677 (R$1,738,242 at December 31, 2002) in noncurrent, and balances of R$322,854 (R$83,183 at December 31, 2002) in current liabilities and R$39,659 in long-term liabilities.

e) Guarantees

TC loans and financing amounting to R$270,424 refer to BNDES funds that are guaranteed by amounts receivable.

GT loans and financing amounting to R$263,352 refer to funds guaranteed by accounts receivable, of which up to 140% of the monthly installment may be kept, with TC’s guarantee.

TCO guarantees comprise the following:

Banks	Guarantees

BNDES - TCO operators	15% of receivables and CDB's equivalent to the amount of next installment payable.

BNDES NBT	100% of receivables and CDB's equivalent to the amount of next installment payable during the first year and CDB's equivalent to two installments payable in the remaining period.

EDC	TCO's and other subsidiaries' guarantees.

Other loans and financing	TCO's guarantee.

16. OTHER LIABILITIES

	Consolidated
	2003	2002

Premium on sale of call option (a)	8,959	19,910
Network costs and customer discounts (b)	-	48,880
Accrual for customer loyalty program (c)	8,494	6,241
Liabilities with customers	10,108	118
Other	546	329
Total	28,107	75,478

Current	27,561	67,499
Long term	546	7,979

a) In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on an accrual basis.

b) Relates to prepaid service bonuses to be granted to customers.

c) GT and TCO have customer loyalty programs whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and others). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	2003	2002	2003	2002

Tax	51,082	-	147,721	110,779
TELEBRÁS - TCO	-	-	94,931	-
Labor and civil	-	-	36,975	26,086
Total	51,082	-	279,627	136,865

Current	51,082	-	126,145	36,590
Long term	-	-	153,482	100,275

Tax

Probable loss

a) ICMS (state VAT)

As of December 31, 2003, GT and TCO, based on the opinion of legal counsel, accrued the amount of R$16,851, of which R$15,195 relates to GT and R$1,656 to TCO, in connection with ICMS tax assessments.

b) COFINS (tax on revenue)

TC received a tax assessment notice related to the offset of COFINS, in January and February 2000, against credits originated from the amount exceeding 1/3 of COFINS paid in 1999, after offset against social contribution (CSLL) tax. The accrued amount as of December 31, 2003 was R$23,276 (R$20,280 as of December 31, 2002).

c) PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculations for PIS and COFINS were changed by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount against the CSLL, and also (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenue and profits, (ii) the federal government used an inadequate method to increase COFINS and PIS, i.e., ordinary law instead of supplementary law, (iii) to become effective, the 90-day period from the date of publication of the law was not met.

TCP and its subsidiary TC obtained favorable lower-court decisions authorizing the exclusion of other income from the PIS and COFINS tax bases, as well as the maintenance of COFINS payments at the rate of 2%. However, these decisions are not final.

Despite the favorable decision obtained in the lower court, TCP and TC, on a conservative basis, decided to continue paying the COFINS at the rate of 3%. Accordingly, in relation to this aspect, additional payments will not be required.

As regards other income, management recognized reserves for contingencies in the amounts of R$51,082 for TCP and R$46,803 for TC.

TCO also filed an injunction challenging the constitutionality of Law No. 9,718/98, and in order to suspend the tax credit requirement, accruals were recorded and escrow deposits were made for the amounts determined by the subsidiaries, totaling approximately R$9,709.

GT also challenged the amendment introduced by Law No. 9,718/98, but as it did not obtain an injunction, GT made an escrow deposit for the respective amounts.

Due to the changes introduced by Law No. 10,637/02, the Company and its subsidiaries have been including other income in the PIS tax base since December 2002.

Possible loss

Based on legal counsel’s opinion, management believes that the resolution of the matters below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded any reserve in the financial statements as of December 31, 2003.

a) ICMS

GT and TCO received tax assessment notices totaling R$1,920, related to: (i) R$1,119 - ICMS on supplementary services, and (ii) R$801 - several ICMS tax assessments.

b) ISS (municipal service tax)

GT received tax assessment notices totaling R$110, related to: (i) R$101 - ISS on surcharge per call, and (ii) R$9 - ISS sundry services.
Alleged tax debt relating to the period from October 2000 to May 2002, for the nonpayment of ISS on income from various services provided by NBT (Roraima). The debt claimed is R$452.

Remote loss

Based on legal counsel’s opinion, management believes that the resolution of the matters below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded any reserve in the financial statements as of December 31, 2003.

a) ICMS

ICMS on activation

In June 1998, CONFAZ (National Council of Fiscal Policy) approved ICMS Agreement No. 69/98, which, among other things, determined that, beginning July 1, 1998, the amounts charged for cellular activation and other supplementary services must be included in the ICMS tax base. Supposedly due to its interpretative nature, said Agreement also determined that the ICMS could be applied retroactively on services provided up to five years before June 30, 1998.

Based on legal counsel’s opinion, the Companies’ managements believe that this requirement is unconstitutional, since the ICMS taxation hypothesis was extended to administrative activities with no relation to telecommunications services. In addition, the creation of new taxation hypotheses or changes in calculation methodology that would result in tax increases could not be applied to events which occurred before they came into effect.
Management believes that the predecessors of its subsidiaries are liable for any tax liabilities arising from the retroactive levy of ICMS on income from activation fees accounted for in periods prior to 1998. No accrual has been made in the consolidated financial statements for periods prior to 1998.

TC and the companies controlled by TCO filed lawsuits in the States where they are established, for the purpose of obtaining decisions against the retroactive and future ICMS taxation on activation services.

In the case of TC, the lawsuit is pending judgment in the appellate court of the State of São Paulo. Disagreeing with this requirement, the subsidiaries filed lawsuits challenging the constitutionality of the tax collection. In relation to TCO’s subsidiaries, the lawsuits are also pending judgment in the higher courts. In order to suspend the tax credit requirement, escrow deposits were made totaling approximately R$2,200.

Based on legal counsel’s opinion, management believes that the chance of loss in this case is remote. For this reason, TC and the operators controlled by TCO reversed the accrued amounts totaling R$69,853 and R$4,925, respectively.

b) ISS

Refers to a tax assessment notice filed by the Municipality of Araçatuba against TC, requiring the payment of ISS on telecommunications service subscription, which according to the municipality should be considered as a type of “repair or restoration service”.

The lawsuit is in the initial phase, and no unfavorable decision against TC has been made.

TELEBRÁS - TCO

Related to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS which, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting in May 1998, and in the opinion of TCO’s management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

TCO’s management believes that there was an error in the allocation of the loans upon the spin-off, suspended the payments after the change in the Company’s control, and is restating the loans based on the general market price index (IGP-M) plus 6% annual interest.

In June 1999, TCO filed a lawsuit with a declaration claiming that all assets related to these loans are owned by it, as well as the accessory items of these assets, and also claiming refund for the installments paid.

On August 1, 2001, a court decision dismissed TCO’s claims in the declaratory action; however, on October 8, 2001, TCO filed an appeal which has not yet been judged.

The opinion of TCO’s legal counsel regarding the chances of an unfavorable outcome on these contingencies is that they are probable as to the merit of the claim and possible as to the restatement index. The difference in contingencies not recognized between the original contractual rates and the restatement index used as described above is estimated at R$31,669.

Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible but not probable, the amount involved is R$18,933 for civil claims and R$26,852 for labor claims.

18. LEASES

In 2003, TC and TCO had expenses under lease agreements totaling R$30,163 (R$26,728 in 2002). The outstanding obligation under such agreements, adjusted for exchange rates prevailing at December 31, 2003, is R$16,181 (R$45,776 as of December 31, 2003), payable in quarterly installments through June 2005.

19. SHAREHOLDERS’ EQUITY

a) Capital

As of December 31, 2003 and 2002, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	409,383,864
Preferred shares	762,400,488

Total

1,171,784,352

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

Due to the lack of profits for the year or retained earnings, TCP will not pay interest on capital or dividends for the year.

c) Special premium reserve

This reserve results from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

20. NET OPERATING REVENUE

	Consolidated
	2003	2002

Monthly subscription charges	1,259,685	972,498
Use of network	2,169,833	1,169,983
Roaming charges	33,530	47,419
Additional call charges	68,332	54,667
Interconnection	2,497,770	1,346,746
Additional services	230,940	34,789
Sale of products	1,563,153	717,850
Other services	40,200	8,245
Gross operating revenue	7,863,443	4,352,197

Deductions	(1,817,066)	(937,206)
Net operating revenue	6,046,377	3,414,991

21. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	2003	2002

Personnel	(48,586)	(27,222)
Outside services	(167,816)	(114,219)
Connections	(108,656)	(72,392)
Rent, insurance and condominium fees	(90,181)	(80,171)
Interconnection	(298,222)	(231,466)
Taxes and contributions	(202,352)	(96,044)
Depreciation and amortization	(870,240)	(564,134)
Cost of products sold	(1,222,293)	(548,907)
Other	(12,187)	(4,829)
Total	(3,020,533)	(1,739,384)

22. SELLING EXPENSES

	Consolidated
	2003	2002

Personnel	(149,976)	(82,539)
Supplies	(16,685)	(8,947)
Outside services	(762,359)	(282,022)
Rent, insurance and condominium fees	(32,366)	(15,592)
Taxes and contributions	(669)	(478)
Depreciation and amortization	(109,230)	(37,977)
Allowance for doubtful accounts	(85,460)	(68,329)
Other	(108,128)	(30,987)
Total	(1,264,873)	(526,871)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2003	2002	2003	2002

Personnel	(4,864)	(2,263)	(117,898)	(51,272)
Supplies	(41)	(12)	(6,511)	(2,451)
Outside services	(12,913)	(7,062)	(215,418)	(153,913)
Advisory and consulting services	-	-	(67,185)	(54,678)
Rent, insurance and condominium fees	(81)	(20)	(37,615)	(20,374)
Taxes and contributions	(385)	(635)	(5,096)	(3,069)
Depreciation and amortization	(58)	(130)	(105,061)	(56,822)
Other	(236)	(74)	(6,518)	(641)
Total	(18,578)	(10,196)	(561,302)	(343,220)

24. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	2003	2002	2003	2002

Income:
Fines	-	-	33,469	18,230
Recovered expenses	1,421	3,520	24,186	4,547
Reversal of reserves for contingencies	-	-	106,176	-
Expired dividends	4,494	5,397	4,493	5,397
Other	-	6,700	16,340	7,976
Total	5,915	15,617	184,664	36,150

Expenses:
Provision for contingencies	(40,860)	-	(115,591)	(30,813)
Goodwill amortization	(95,071)	-	(104,537)	(8,426)
Taxes other than on income	(89)	(57)	(61,281)	(25,383)
Donations and sponsorship	-	-	(10,912)	(214)
Amortization of preoperating expenses	-	-	(31,663)	-
Other	(118)	-	(5,727)	(11,147)
Total	(136,138)	(57)	(329,711)	(75,983)

25. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2003	2002	2003	2002

Income:
Interest and other	158,662	23,237	264,931	73,342
Exchange variation on assets	601,866	290,163	1,089,457	620,195
Gains on derivatives, net	-	605,151	-	945,111
PIS/COFINS on financial income	(9,045)	(2,941)	(20,055)	(3,679)
Total	751,483	915,610	1,334,333	1,634,969
Expenses:
Interest and other	(520,655)	(170,856)	(873,479)	(347,780)
Interest on capital	-	-	(94,129)	-
Monetary/exchange variations on liabilities	(501,599)	(1,079,818)	(721,105)	(2,095,611)
Losses on derivatives, net	(356,073)	-	(873,253)	-
Total	(1,378,327)	(1,250,674)	(2,561,966)	(2,443,391)
Financial expenses, net	(626,844)	(335,064)	(1,227,633)	(808,422)

26. TAXES ON INCOME

TCP and its subsidiaries estimate and pay monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Consolidated
	2003	2002

Income tax	(79,947)	(486)
Social contribution tax	(29,946)	(184)
Deferred income tax	(123,574)	(33,681)
Deferred social contribution tax	(44,478)	(12,124)
Total	(277,945)	(46,475)

A reconciliation of the reported taxes on income and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2003	2002	2003	2002

Loss before taxes	(640,234)	(1,140,761)	(198,669)	(1,094,286)
Income and social contribution tax credits at combined statutory rate	217,680	387,859	67,547	372,057
Effect of income and social contribution taxes on:
Permanent additions
Nondeductible expenses	(14)	-	(6,357)	(3,023)
Expired interest on capital	(461)	-	(2,531)	(1,829)
Equity pick-up	(148,247)	(217,673)	-	(302,840)
Permanent exclusions
Equity pick-up	117,846	-	-	3,036
Other
Unrecognized credits on tax losses at GT, TCP and TCO IP	(138,381)	(170,186)	(144,107)	(115,789)
Offset of tax loss carryforwards of unrecognized tax credits	-	-	1,520	-
Unrecognized income and social contribution taxes on temporary differences	(16,099)	-	(168,833)	-
Goodwill amortization	(32,324)	-	(32,324)	-
Other	-	-	7,140	1,913
Income and social contribution tax charges	-	-	(277,945)	(46,475)

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the controlling shareholder of TC, GT and TCO, the latter of which is the controlling shareholder of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and holds 100% of Norte Brasil Telecom S.A. These operators provide cellular mobile services in the States of São Paulo, Paraná, Santa Catarina, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Amazonas, Roraima, Amapá, Pará and Maranhão, in accordance with the terms of concessions granted by the Federal Government. All these operators are also engaged in the purchase and sale of handsets through their own sales networks as well as distribution channels, thus fostering their essential activities. The major market risks to which TCP, TC, GT and TCO are exposed include:

• Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

• Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

• Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC, GT and TCO have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Of TC’s customers, 80.3% use prepaid services that require pre-loading, thus not representing a credit risk. Delinquent receivables in 2003 represented 2.89% of gross revenue (1.83% as of December 31, 2002). Of GT’s customers, 16.6% use postpaid services; delinquent receivables represented 2.93% in 2003 (2.71% as of December 31, 2002). Of TCO’s customers, 23% use postpaid services; delinquent receivables represented 2.22% in 2003.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions. Delinquent receivables represented 2.23% of handset sales for TC in 2003 (6.12% as of December 31, 2002). At GT, delinquent receivables represented 1.09% of handset sales in 2003 (0.65% as of December 31, 2002). At TCO, delinquent receivables represented about 0.11% of handset sales in 2003.

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions in foreign currency and short-term borrowings in Brazilian reais. As of December 31, 2003, these operations amounted to R$5,482,484.

The Company is also exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of December 31, 2003, these operations amounted to R$635,670.

The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of December 31, 2003, these operations amounted to US$263,722,000 and €416,050,000.

Currency risk

TC, GT and TCO utilize derivative financial instruments to protect against exchange-rate risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of December 31, 2003 is shown in the table below:

In thousands
	US$	¥	€

Loans and financing	1,021,468	11,363,024	416,050
Hedge instruments	(1,129,314)	(11,363,024)	(438,050)
Net exposure	(107,846)	-	(22,000)

During 2003, the Company and its subsidiaries contracted derivative financial instruments to hedge other foreign-currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.
Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Loans and financing	6,279,192	6,510,918	(231,726)
Derivative instruments	(1,002,776)	(898,260)	(104,516)
Total	5,276,416	5,612,658	(336,242)

c) Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

28. POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel. Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Telesp Celular and PBS-TCO) and continuation of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, TCP and its subsidiaries TC and TCO individually sponsor defined benefit plans - PBS - Telesp Celular and PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan.

For 39.1% of the employees of TCP and its subsidiary TC, and 99% of the employees of TCO, there are individual defined contribution plans - the TCP Prev and the TCO Prev, established by Sistel in August 2000. The TCP Prev and the TCO Prev plans are maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. TC and TCO are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plans (PBS - Telesp Celular and PBS-TCO) were granted the option of migrating to the TCP Prev and TCO Prev plans. This option was extended to employees who did not participate in the PBS - Telesp Celular and PBS-TCO plans, as well as to all new hires. The Company’s contributions to TCP Prev and TCO Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

In 2003, TCP and its subsidiaries TC and TCO contributed the amounts of R$5 and R$3 to the PBS - Telesp Celular and PBS-TCO plans, respectively, and the amounts of R$2,850 and R$4,380 to the TCP Prev and TCO Prev plans, respectively.

TCP and its subsidiaries TC and TCO elected to recognize actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2003, the total liability recognized amounted to R$3,187.

The following is the accrual for retired employees’ defined benefit and health care plans as of December 31, 2003 and other information required by CVM Instruction No. 371 applicable to such plans:

Plan	2003	2002

TCP Prev	-	773
TCO Prev	2,471	-
PAMA - TCP	377	977
PAMA - TCO	339	-
Total	3,187	1,750

TCP

a) Reconciliation between assets and liabilities

	2003
	TCP Prev	PAMA (i)	PBS (ii)	PBS-A (ii)

Total actuarial liabilities	1,557	865	8,234	5,821
Fair value of assets	(1,857)	(488)	(8,777)	(6,955)
Net liabilities (assets)	(300)	377	(543)	(1,134)

	2002
	TCP Prev	PAMA (i)	PBS (ii)	PBS-A (ii)

Total actuarial liabilities	2,357	1,097	6,585	5,212
Fair value of assets	(628)	(486)	(7,627)	(6,572)
Adjustment for allowed deferral - unrecognized actuarial gains (losses)	(956)	366	745	407
Net liabilities (assets)	773	977	(297)	(953)

(i) Refers to the Company’s proportional participation in assets and liabilities of the multiemployer plans - PAMA and PBS-A.

(ii) Although TCP Prev, PBS and PBS-A have a surplus as of December 31, 2003, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, as this is a noncontributory plan, the sponsor’s contributions cannot be reduced in the future.

b) Total expense recognized in the statement of income

	2003
	TCP Prev	PAMA

Cost of current service	357	6
Interest	265	122
Total	622	128

c) Change in net actuarial liability

	2003
	TCP Prev	PAMA

Net liability as of December 31, 2002	773	977
Expenses for the year	622	128
Recognition of gains for the year	(1.422)	(321)
Adjustment for allowed deferral - unrecognized actuarial gains (losses)	27	(407)
Net liability recognized in the balance sheet	-	377

d) Change in actuarial liability

	2003
	TCP Prev	PAMA	PBS	PBS-A

Actuarial liability as of December 31, 2002	2,357	1,097	6,585	5,212
Cost of current service	357	6	21	-
Interest on actuarial liability	265	122	718	566
Benefits paid for the year	-	(39)	(603)	(440)
Actuarial (gains) losses for the year	(1,422)	(321)	1,513	483
Actuarial liability as of December 31, 2003	1,557	865	8,234	5,821

e) Change in plan assets

	2003
	TCP Prev	PAMA	PBS	PBS-A

Fair value of plan assets as of December 31, 2002	628	486	7,627	6,572
Benefits paid for the year	-	(39)	(603)	(440)
Sponsor's contributions for the year	-	2	11	-
Return on plan assets for the year	1,229	39	1,742	823
Fair value of plan assets as of December 31, 2003	1,857	488	8,777	6,955

f) Expenses estimated for 2004

	2003
	TCP Prev	PAMA	PBS	PBS-A

Cost of service	240	6	5	-
Interest on actuarial obligations	175	96	894	631
Expected return on assets	(218)	(53)	(1,000)	(760)
Employee contributions	(2,289)	-	(2)	-
Total	(2,092)	49	(103)	(129)

TCO

a) Reconciliation between assets and liabilities

	2003
	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (ii)

Total actuarial liabilities	36,143	778	1,737	3,053
Fair value of assets	(33,672)	(439)	(1,884)	(3,647)
Net liabilities (assets)	2,471	339	(147)	(594)

	2002
	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (ii)

Total actuarial liabilities	31,505	656	826	2,524
Fair value of assets	(25,225)	(291)	(2,660)	(3,153)
Adjustment for allowed deferral - unrecognized actuarial gains (losses)	(5,897)	(292)	1,446	440
Net liabilities (assets)	383	73	(388)	(189)

(i) Refers to the Company’s proportional participation in assets and liabilities of the multiemployer plans - PAMA and PBS-A.

(ii) Although PBS and PBS-A have a surplus as of December 31, 2003, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, as this is a noncontributory plan, the sponsor’s contributions cannot be reduced in the future.

b) Total expense recognized in the statement of income

	2003
	TCO Prev	PAMA

Cost of current service	1,343	5
Interest	3,536	73
Total	4,879	78

c) Change in net actuarial liability

	2003
	TCO Prev	PAMA

Net liability as of December 31, 2002	383	73
Actuarial (gains) losses for the year	(1,436)	189
Sponsor's contributions for the year	(1,355)	(1)
Expenses for the year	4,879	78
Net liability recognized in the balance sheet	2,471	339

d) Change in actuarial liability

	2003
	TCO Prev	PAMA	PBS-TCO	PBS-A

Actuarial liability as of December 31, 2002	31,505	656	826	2,524
Cost of current service	1,343	5	66	-
Interest on actuarial liability	3,536	73	91	275
Benefits paid for the year	(232)	(33)	(278)	(210)
Actuarial (gains) losses for the year	(9)	77	1,032	464
Actuarial liability as of December 31, 2003	36,143	778	1,737	3,053

e) Change in plan assets

	2003
	TCO Prev	PAMA	PBS-TCO	PBS-A

Fair value of plan assets as of December 31, 2002	25,225	291	2,660	3,153
Benefits paid for the year	(232)	(33)	(278)	(210)
Sponsor's contributions for the year	1,355	1	4	-
Return on plan assets for the year	7,324	180	(502)	704
Fair value of plan assets as of December 31, 2003	33,672	439	1,884	3,647

f) Expenses estimated for 2004

	2003
	TCO Prev	PAMA	PBS-TCO	PBS-A

Cost of service	1.343	5	66	-
Interest on actuarial obligations	3,536	73	91	275
Expected return on assets	(3,702)	(41)	(384)	(443)
Amortization costs	762	73	(123)	(68)
Employee contributions	-	-	(10)	-
Total	1,939	110	(360)	(236)

g) Actuarial assumptions

2003
TCP Prev and
	TCO Prev	PAMA	PBS-A

Rate for discount of actuarial liability to present value	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increases	7.10% p.a.	7.10% p.a.	7.10% p.a.
Increase in health care costs	N/A	8.15% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation
Biometric disability table	Mercer	Mercer	Mercer

2002
TCP Prev and
	TCO Prev	PAMA	PBS-A

Rate for discount of actuarial liability to present value	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	14.45% p.a.	14.45% p.a.	14.45% p.a.
Future salary increases	8.15% p.a.	8.15% p.a.	8.15% p.a.
Increase in health care costs	N/A	10.62% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation
Biometric disability table	Mercer	Mercer	Mercer

29. CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of December 31, 2003, balances are as follows:

	Balances on date of merger	Telesp Celular spin-off	Consolidated
			2003	2002
Balance sheet:
Merged goodwill	3,192,738	3,166,132	1,889,036	2,208,310
Merged reserve	(2,127,694)	(2,088,849)	(1,246,764)	(1,479,568)
Net effect equivalent to merged tax credit	1,065,044	1,077,283	642,272	728,742

Statement of operations:
Goodwill amortization			(319,274)	(319,274)
Reversal of reserve			210,720	210,720
Tax credit			108,554	108,554
Effect on net income			-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount which, in essence, represents the merged tax credit balance was classified in the balance sheet as an asset under deferred taxes (Note 7).

30. MANAGEMENT COMPENSATION

In 2003 and 2002, management compensation amounted to R$6,737 and R$2,318 - consolidated, and R$1,603 and R$163 - Company, respectively, recorded as expenses.

31. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication

These transactions involve companies owned by the same Group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. This also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company’s network. Beginning 2002, Telecomunicações de São Paulo S.A., in place of Embratel, provides long-distance services to operators. From July 2003, customers started to choose the long-distance call operators.

b) Corporate management advisory

Represents payables in connection with corporate management advisory services provided by PT SGPS, calculated based on the rate applied on net services restated in accordance with currency fluctuations.

c) Loans and financing

Represents intercompany loans with companies of the Portugal Telecom group, as mentioned in Note 15.

d) Corporate services

Transferred to subsidiaries at the cost effectively incurred.

e) Call center services

Provided by Dedic, to users of TC and GT telecommunication services, contracted for a period of 12 months, renewable for the same period.

f) System development and maintenance services

Provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	2003	2002	2003	2002
Assets:
Trade accounts receivable	-	-	179,532	6,379
Receivables from subsidiaries and affiliates	516,457	592,524	22,308	16,256

Liabilities:
Trade accounts payable	-	-	264,905	83,198
Loans and financing	1,533,827	1,551,100	2,155,448	2,855,232
Payables to subsidiaries and affiliates	38,396	104,401	27,817	27,904

	2003
	Company	Consolidated
Statement of operations:
Revenue from telecommunication services:
CRT Celular	-	1,345
Tele Leste Celular and subsidiaries	-	1,140
Tele Sudeste Celular and subsidiaries	-	4,870
Telecomunicações de São Paulo S.A. - TELESP	-	1,515,573
Telecomunicações Móveis Nacionais - TMN	-	168
Total 2003	-	1,523,096
Total 2002	-	1,175,480

Cost of services provided:
CRT Celular	-	(1,552)
Tele Leste Celular and subsidiaries	-	(1,538)
Tele Sudeste Celular and subsidiaries	-	(6,168)
Telecomunicações de São Paulo S.A. - TELESP	-	(214,810)
Total 2003	-	(224,068)
Total 2002	-	(198,097)

Selling expenses-
Dedic	-	(99,933)
Total 2003	-	(99,933)
Total 2002	-	(46,031)

General and administrative expenses:
Portugal Telecom, SGPS, S.A.	-	(68,280)
PT SI	-	(289)
Primesys Soluções Empresariais S.A.	-	(32,767)
PTI Brasil	-	(3,496)
PTI	-	(1,595)
Total 2003	-	(106,427)
Total 2002	(97)	(56,424)

Financial income:
Portugal Telecom International Finance B.V.	18,412	174,315
Portugal Telecom, SGPS, S.A.	3,061	23,575
PTI Brasil	-	7,600
Global Telecom	117,359	-
Total 2003	138,832	205,490
Total 2002	3,465	596

	2003
	Company	Consolidated
Financial expenses:
Portugal Telecom International Finance B.V.	(166,341)	(258,064)
Portugal Telecom, SGPS, S.A.	(2,387)	(25,996)
PTI Brasil	-	(7,216)
PT Prime Tradecom	-	(26)
Total 2003	(168,728)	(291,302)
Total 2002	(884,063)	(1,528,800)

Recovery of joint venture apportionment expenses - Brasilcel:
CRT Celular	-	15,888
Tele Leste Celular and subsidiaries	-	7,468
Tele Sudeste Celular and subsidiaries	-	31,175
Total 2003	-	54,531
Total 2002	-	7,591

Joint venture apportionment expenses - Brasilcel:
CRT Celular	-	(4,591)
Tele Leste Celular and subsidiaries	-	(4,519)
Tele Sudeste Celular and subsidiaries	-	(53,882)
Total 2003	-	(62,992)
Total 2002	-	(9,745)

32. INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of December 31, 2003, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	866,760
General civil liability	6,800
Vehicle fleet	400

33. AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

• Type of shares: preferred.

• Each ADR represents 2,500 preferred shares.

• Shares are traded as ADRs, under the code “TCP”, on the New York Stock Exchange.

• Foreign depositary bank: The Bank of New York.

• Custodian bank in Brazil: Banco Itaú S.A.

34. SUBSEQUENT EVENTS

On January 15, 2004, the Board of Directors of TCP approved the implementation of an Euro Medium-term Notes Issuance Program, in the total amount of US$500 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.